FEG Absolute Access Fund I LLC

201 E. Fifth Street

Suite 1600

Cincinnati, OH 45202

July 27, 2018

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	FEG Absolute Access Fund I LLC (the “Fund”)

(1933 Act Registration No. 333-199556)/(1940 Act Registration No. 811-22527)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we hereby request that the effective date of the Fund’s registration statement on Form N-2 under the Securities Act, and Post-Effective Amendment No. 5 thereto, and Amendment No. 11 to the Fund’s registration statement on Form N-2 under the Investment Company Act of 1940, as amended, be accelerated to July 27, 2018, or as soon thereafter as is reasonably practicable.

Should the Securities and Exchange Commission (the “Commission”) or staff, acting pursuant to delegated authority, declare the filing effective, the Fund acknowledges that such action does not foreclose the Commission from taking any action with respect to the filing. The Fund further acknowledges that the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

FEG ABSOLUTE ACCESS FUND I LLC

/s/ Mary T. Bascom
Name:	Mary Bascom
Title:	Treasurer

Securities and Exchange Commission

July 27, 2018

FORESIDE FUND SERVICES, LLC

/s/ Mark Fairbanks
Name:	Mark A. Fairbanks
Title:	Vice President